650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 23, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:		Patrick Gilmore. Accounting Branch Chief
Frank Knapp, Staff Accountant
Barbara C. Jacobs, Assistant Director
Mitchell Austin, Staff Attorney

	Re:	Twitter, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 11, 2015
File No. 001-36164

Ladies and Gentlemen:

On behalf of Twitter, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated June 17, 2015 containing comments regarding the above-referenced filings. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than July 16, 2015.

Please do not hesitate to contact me at (650) 493-9300 if you have any questions or require additional information. I thank you in advance for your consideration.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Katharine A. Martin

Katharine A. Martin

cc:	Vijaya Gadde, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

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